Exhibit 3.1

DEAN HELLER Secretary of State 204 North Carson Street, Suite 1 (775) 684 5708 Website: secretaryofstate.biz

Amendment to

Certificate of Designation

After Issuance of Class or Series

(PURSUANT TO NRS 78.1955)

Important: Read attached instructions before completing form.	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Certificate of Designation

For Nevada Profit Corporations

(Pursuant to NRS 78.1955 – After Issuance of Class or Series)

1. Name of corporation: Drugmax, Inc.

2. Stockholder approval pursuant to statute has been obtained.

3. The class or series of stock being amended: Series A Stock

4. By a resolution adopted by the board of directors, the certificate of designation is being amended as follows or the new class or series is:

(a) Section 3(a) of the Certificate of Designation is hereby amended in its entirety to provide as follows:

a) Holders shall be entitled to receive and the Corporation shall pay, cumulative dividends at the rate per share (as a percentage of the Stated Value per share) of 7% per annum until the fourth anniversary of the Original Issue Date, 9% per annum from the fourth anniversary of the Original Issue Date until the fifth anniversary of the Original Issue Date, 11% per annum from the fifth anniversary of the Original Issue Date until the sixth anniversary of the Original Issue Date [Continued]

5. Effective date of filing (optional):

                                                                                  (must not be later than 90 days after the certificate is filed)

6. Officer Signature (Required):

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

Filing Fee: $175.00

SUBMIT IN DUPLICATE

This form must be accompanied by appropriate fees. See attached fee schedule.	Nevada Secretary of State AM 78.1955 After Issue 2003
Revised on 10/30/03

and 14% per annum thereafter, payable quarterly on March 1, June 1, September 1 and December 1, beginning with the next such date after the Original Issue Date and on any Conversion Date or redemption date pursuant to the terms hereunder (except that, if such date is not a Trading Day, the payment date shall be the next succeeding Trading Day) (“Dividend Payment Date”). Notwithstanding the foregoing, Holders shall be entitled to receive and the Corporation shall pay, cumulative dividends from March 2, 2005 through September 30, 2005 to the Holders on October 1, 2005. The form of dividend payments to each Holder shall be made in the following order: (i) if funds are legally available for the payment of dividends and the Equity Conditions have not been met, in cash only, (ii) if funds are legally available for the payment of dividends and the Equity Conditions have been met, at the sole election of the Corporation, in cash or shares of Common Stock which shall be valued solely for such purpose at 90% of the average of the 20 VWAPs immediately prior to the Dividend Payment Date; (iii) if funds are not legally available for the payment of dividends and the Equity Conditions have been met, in shares of Common Stock which shall be valued at 90% of the average of the 20 VWAPs immediately prior to the Dividend Payment Date; (iv) if funds are not legally available for the payment of dividends and the Equity Conditions relating to registration have been waived by such Holder, as to such Holder only, in unregistered shares of Common Stock which shall be valued at 90% of the average of the 20 VWAPs immediately prior to the Dividend Payment Date; and (v) if funds are not legally available for the payment of dividends and the Equity Conditions have not been met, then, at the election of such Holder, such dividends shall accrue to the next Dividend Payment Date or shall be accreted to the outstanding Stated Value. The Holders shall have the same rights and remedies with respect to the delivery of any such shares as if such shares were being issued pursuant to Section 6. On the Original Issue Date the Corporation shall have notified the Holders whether or not it may lawfully pay cash dividends. The Corporation shall promptly notify the Holders at any time the Corporation shall become able or unable, as the case may be, to lawfully pay cash dividends. If at any time the Corporation has the right to pay dividends in cash or Common Stock, the Corporation must provide the Holder with at least 20 Trading Days’ notice of its election to pay a regularly scheduled dividend in Common Stock. Dividends on the Preferred Stock shall be calculated on the basis of a 360-day year, shall accrue daily commencing on the Original Issue Date, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. Except as otherwise provided herein, if at any time the Corporation pays dividends partially in cash and partially in shares, then such payment shall be distributed ratably among the Holders based upon the number of shares of Preferred Stock held by each Holder. Any dividends, whether paid in cash or shares, that are not paid within three Trading Days following a Dividend Payment Date shall continue to accrue and shall entail a late fee, which must be paid in cash, at the rate of 18% per annum or the lesser rate permitted by applicable law (such fees to accrue daily, from the Dividend Payment Date through and including the date of payment).”

(b) Section 6(b) of the Certificate of Designation is hereby amended in its entirety to provide as follows:

“Conversion Price. The conversion price for the Preferred Stock shall equal $2.80 (the “Conversion Price”), subject to adjustment herein.”